SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 18 February 2005

InterContinental Hotels Group PLC
(Registrant's name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Notice of 2005 Results Dates dated 4 February 2005

Exhibit 99.1

InterContinental Hotels Group PLC - Notice of 2005 financial results announcements

InterContinental Hotels Group PLC will be announcing its financial results on the following dates:

Preliminary Results to 31 December 2004	Thursday 10 March 2005
Q1 Results to 31 March 2005	Thursday 26 May 2005
Interim Results to 30 June 2005	Thursday 8 September 2005
Q3 Results to 30 September 2005	Tuesday 22 November 2005

Ends

For further information, please contact:

Gavin Flynn, Investor Relations	01753 410238
Leslie McGibbon, Corporate Affairs	01753 410425

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	18 February 2005